HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	3,538,180
Mutual fund revenue receivable		362,891
Prepaid assets		38,857
Due from affiliate		74,941
Income tax receivable from affiliate		17,816
Deferred income tax asset		2,445
TOTAL ASSETS	$	4,035,130

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to affiliates	$	1,244,210
Accrued liabilities		23,734
Total liabilities		1,267,944
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value; 250 shares authorized and outstanding		25,000
Additional paid-in capital		2,005,000
Retained earnings		737,186
Total stockholder's equity		2,767,186
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,035,130

See notes to financial statements.